Filed by Standard BioTools Inc.

Commission File No.: 001-34180

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SomaLogic, Inc.

Commission File No.: 001-40090

On November 7, 2023, Standard BioTools Inc. (“Standard BioTools”) issued a press release reporting its financial results for the third quarter ended September 30, 2023 (the “Press Release”) and hosted a conference call and webcast to discuss the third quarter 2023 financial results and operational progress as well as to provide additional color on its strategic actions (the “Conference Call”), in which the following remarks were made about the pending merger with SomaLogic, Inc. (“SomaLogic”).

Excerpts from Press Release:

Egholm added, “That work is establishing a platform that will support our evolution into a diversified leader in life science tools. Our planned merger with SomaLogic not only activates and fuels our strategic objective to unlock value in a highly fragmented space, it also enhances revenue growth with new technological and commercial opportunities and creates synergies and scale that will accelerate our combined path to profitability. To truly unleash breakthroughs in human health, we believe that life science research needs a comprehensive platform of cutting-edge technology backed by a customer-focused organization with deep, large-enterprise expertise. SBI is positioning itself to best answer that call.”

Corporate: On October 4, 2023, the Company announced an all-stock merger with SomaLogic (Nasdaq: SLGC), which is expected to build a diversified leader in life sciences tools. The Company expects to close the merger in the first quarter of 2024, subject to approval by both companies’ stockholders, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and satisfaction of other customary closing conditions.

Excerpts from Conference Call:

“It has been an exciting month since we announced the transaction. We have been on the road and we are very pleased with the reception we are receiving. We are confident that investors of both companies will see the compelling long-term value proposition this transaction brings, with the expectation of near and long-term financial benefits and incremental growth through the combination of our two companies.

We’re making important progress as we work toward close, which is on track for the first quarter of 2024. We expect to file our preliminary proxy statement in the coming days and we’re looking forward to continued conversations with our shareholders.

With the third quarter now behind us, we are increasingly confident in the strategic rationale for the combination and the long-term financial and synergy targets we have provided. With SBI’s stronghold in academic research settings and SomaLogic’s stronghold in biopharmaceutical research, our customer bases overlap minimally. This paves the path toward lucrative new and expanded relationships for both of us, and an improved go-forward growth picture for both companies’ shareholders. Those benefits will fuel an expected double-digit revenue growth profile over at least the next three years.

We are working closely with the SomaLogic team to drill down further and organize the synergy opportunity, which we plan to share as we get closer to closing. We expect that through the elimination of redundant public company and G&A costs and the company-wide, continued application of LEAN conversion and SBS operating principles, the merger will deliver approximately $80 million in annual cost synergies by 2026 compared to our current combined operating expense run rate for the first half of 2023. And assuming a Q1 close, our combined entity is expected to have over $500 million in cash to self-fund continued organic and inorganic growth.”

Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) are statements that could be deemed forward-looking statements, although not all forward-looking statements contain these identifying words. Readers should not place undue reliance on these forward-looking statements. Forward-looking statements may include statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the success, cost and timing of the combined company’s product development, sales and marketing, and research and development activities; the combined company’s ability to obtain and maintain regulatory approval for its products; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, (i) the risk that the merger may not be completed in a timely manner or at all, which may adversely affect Standard BioTools’ and SomaLogic’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the merger and the potential failure to satisfy the conditions to the consummation of the merger, including obtaining stockholder and regulatory approvals; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the merger on the ability of Standard BioTools or SomaLogic to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Standard BioTools or SomaLogic does business, or on Standard BioTools’ or SomaLogic’s operating results and business generally; (v) Standard BioTools’ or SomaLogic’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger or otherwise, or the impact of the merger thereupon; (vii) Standard BioTools or SomaLogic may be adversely affected by other economic, business and/or competitive factors, (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the merger; (ix) restrictions during the pendency of the merger that may impact Standard BioTools’ or SomaLogic’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Standard BioTools or SomaLogic may be unable to obtain governmental and regulatory approvals required for the merger, or that required governmental and regulatory approvals may delay the consummation of the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the Merger; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Standard BioTools shares to be issued in the merger; (xiv) the risk that post-closing integration of the merger may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of Standard BioTools’ and SomaLogic’s traded securities; (xvi) the lingering effects of the COVID-19 pandemic on Standard BioTools’ and SomaLogic’s industry and individual companies, including on counterparties, the supply chain, the execution of research and development programs, access to financing and the allocation of government resources; (xvii) the ability of Standard BioTools or SomaLogic to protect and enforce intellectual property rights; and (xviii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Standard BioTools’ and SomaLogic’s response to any of the aforementioned factors. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 7, 2023 and on its most recent annual report on Form 10-K filed with the SEC on March 14, 2023, as well as the “Risk Factors” section of SomaLogic’s most recent quarterly report on Form 10-Q filed with the SEC on August 4, 2023 and on its most recent annual report on Form 10-K filed with the SEC on March 28, 2023. The parties undertake no obligation to revise or update any forward-looking statements for any reason.

Additional Information and Where to Find It

In connection with the proposed transaction and required stockholder approval, Standard BioTools will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Standard BioTools and SomaLogic that also constitutes a prospectus of SomaLogic. Each of Standard BioTools and SomaLogic also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Standard BioTools and SomaLogic. Standard BioTools’ and SomaLogic’s stockholders are urged to carefully read the joint proxy statement/prospectus (including all amendments, supplements and any documents incorporated by reference therein) and other relevant materials filed or to be filed with the SEC and in their entirety when they become available because they will contain important information about the proposed transaction and the parties to the transaction. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at its website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by SomaLogic by going to SomaLogic’s Investor Relations page on its corporate website at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com.

Participants in the Solicitation

Standard Biotools, SomaLogic and each of their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from SomaLogic’s stockholders with respect to the transaction. Information about SomaLogic’s directors and executive officers, including their ownership of SomaLogic securities, is set forth in the proxy statement for SomaLogic’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023, Current Reports on Form 8-K, which were filed with the SEC on June 6, 2023, as amended on June 14, 2023, and June 9, 2023, and SomaLogic’s other filings with the SEC. Information concerning Standard BioTools’ directors and executive officers is set forth in Standard BioTools’ proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2023, Current Reports on Form 8-K, which were filed with the SEC on May 3, 2023, May 15, 2023, June 16, 2023 and July 28, 2023, and Standard BioTools’ other filings with the SEC. Investors may obtain more detailed information regarding the direct and indirect interests of SomaLogic and its respective executive officers and directors in the transaction, which may be different than those of SomaLogic stockholders generally, by reading the preliminary and definitive proxy statements regarding the transaction, which will be filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov, by going to SomaLogic’s Investor Relations page on its corporate website at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com.